AMERICAN WATER WORKS COMPANY, INC.

Kellye L. Walker Chief Administrative Officer, General Counsel and Secretary 1025 Laurel Oak Road Voorhees, NJ 08043 E kellye.walker@amwater.com	P 856.346.8200 F 856.346.8217

June 20, 2012

Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Water Works Company, Inc.
Form l0-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-34028

Dear Mr. Mew:

We are providing this letter to respond to the staff comments contained in your June 6, 2012 letter to Jeffry Sterba. Set forth below are the comments and our responses. The headings and numbered paragraphs set forth below correspond to the headings and numbered paragraphs in the staff’s comment letter. Each of the staff’s comments is set forth in boldface type and is followed by the Company’s response.

Form l0-K for the Fiscal year Ended December 31, 2011

Business, page 3

Employee Matters, page 20

1.	We note the statement that “[t]here have been no work stoppages with respect to [the five local union contracts that expired on December 31, 2011].” We also note that the National Labor Relations Board issued a complaint against you on July 29, 2011 with respect to cases between Pennsylvania American Water Company and Utility Workers Union of America, System Local No. 537, AFL-CIO. Please provide us with your analysis for why you did not believe the facts set forth in such complaint constituted a “work stoppage.” Please also provide us with your analysis for why you did not believe that the complaint, itself, was material information required to be disclosed pursuant to Exchange Act Rule 12b-20. Please include in such analysis why you believed that the complaint issued by the National Labor Relations Board in January 2012 was material, and accordingly, was disclosed, but the aforementioned complaint was immaterial.

Response:

The complaint filed on July 29, 2011 (the “2011 Complaint”) by the National Labor Relations Board (the “NLRB”) involved limited activities pertaining to employees of Pennsylvania American Water Company (“PA American Water”) that had no effect on the continuing operations of the facilities where they worked. Specifically, the 2011 Complaint involved the refusal, during three separate days in January 2011, by an aggregate of fewer than 10 employees of water treatment plants operated by PA American Water to cross a picket line. The picket line was set up by employees who were members of the Utility Workers Union of America, System Local No. 537, AFL-CIO (the “Union”) and worked at other Pennsylvania American Water Company facilities. In every instance, employees on duty at a picketed water treatment plant who were waiting to be relieved at the end of their shift were relieved by supervisors or managers when the scheduled relief employees refused to cross the picket line. There was no interruption in operations at any of the facilities. The Company employs approximately 7,000 people.

In addition, the violations of law alleged in the 2011 Complaint were unlikely to have, and have not had, a material impact on us. In essence, the 2011 Complaint makes unfair labor practice claims with respect to the following matters: (1) a communication between a supervisor and an employee, and a letter (from a supervisor to the Union, copies of which were posted at various water treatment plants where Union-represented employees work), that allegedly constituted threats of reprisals to employees who honored the picket lines; (2) the allegedly improper removal from bulletin boards in PA American Water facilities of Union literature (a copy of a letter from the Union President to PA American Water’s senior director of production); and (3) a communication between a supervisor and a plant operator who was a Union official that allegedly constituted a threat of reprisal if the plant operator reposted the Union President’s letter. Even if the claims made in the 2011 Complaint ultimately are upheld, we believe they are very unlikely to result in monetary damages or otherwise have any material consequences for us. In fact, despite a subsequent administrative law judge’s decision finding that PA American Water committed unfair labor practices (PA American Water is appealing the decision), no monetary sanctions have been ordered. PA American Water generally has been ordered to cease and desist from actions of the type alleged in the 2011 Complaint, to repost the letter of the President of the Union, and to post at its Pennsylvania facilities and, if PA American Water customarily communicates electronically with its employees, electronically communicate an informational notice relating to the matter. While PA American Water is determined to vigorously contest the decision, we continue to believe that this matter simply is not material to our investors.

In addition, the 2011 Complaint is not required to be disclosed pursuant to Exchange Act Rule 12b-20. That rule requires disclosure of “material information” that is necessary to make required statements that are made, in light of the circumstances under which they were made, not misleading. But, as noted above, the information regarding the 2011 Complaint simply is not material. As noted above, the 2011 Complaint involves the failure of a small number of employees to cross a picket line (which had no effect on ongoing operations), and unfair labor practice claims that, as demonstrated by the administrative law judge’s decision on the matter, are very unlikely to ultimately result in material sanctions. Moreover, even if the very limited activities addressed in the 2011 Complaint constituted a work stoppage, any work stoppage that occurred was immaterial. To avoid any ambiguity in future filings, if similar events were to occur, and assuming that there are no other developments that mandate different disclosure, we will state that there have been no material work stoppages.

On the other hand, we believe that the NLRB Complaint issued in January 2012 (the “January 2012 Complaint”) is considerably more significant than the 2011 Complaint. As described in the Form 10-K, the January 2012 Complaint relates to a new national benefits program that we implemented on January 1, 2011, in accordance with terms of our “last, best and final” offer, after we were unable to negotiate a new national benefits agreement with most of the labor unions representing employees in our Regulated Businesses. The medical benefits program covers approximately 3,300 employees. If a decision adverse to us is made with respect to the January 2012 Complaint, a potential remedy is the restoration of the national benefits program as in effect prior to the implementation of our last, best and final offer. This would involve a rollback of employee health benefit contributions to levels in effect prior to 2010, resulting in an approximately seven percent increase in our share of health benefit costs. The amount of such an increase in our benefit obligations, on a pre-tax basis, would be approximately $3.3 million for 2011 and $4.0 million in 2012.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Continue Improvement in O&M Efficiency Ratio for our Regulated Businesses, page 45

2.	Refer to your non-GAAP measure regulated O&M efficiency ratio. Please expand your reconciliation to reconcile total regulated O&M expense used to calculate this non-GAAP measure to the line item entitled operation and maintenance expense on your Consolidated Statements of Operations and Comprehensive Income (Loss). In this regard, we note your total regulated operating revenue is reflected in your Note 21, Segment Information.

Response:

In future filings, we will expand our disclosure to reconcile operations and maintenance expense, as reported on our Consolidated Statements of Operations and Comprehensive Income (Loss), to Regulated O&M expense.

Set forth below is an illustration of the form of revised reconciliation to be used in future filings:

The following table provides: (i) a reconciliation of Operations and Maintenance expense, as reported in our Consolidated Statements of Operations and Comprehensive Income (Loss), to Adjusted O&M expense; (ii) a reconciliation of Net Operating Revenues as reported in the segment information included in Note 21 to the Consolidated Financial Statements, to Adjusted Operating Revenues – Regulated; and (iii) the Regulated O&M efficiency ratio (Adjusted O&M expense divided by Adjusted Operating Revenues – Regulated) for the years ended December 31, 2011, 2010 and 2009:

Regulated O&M Efficiency Ratio (a Non-GAAP Measure)

	For the Years Ended December 31,
($ in thousands)	2011	2010	2009

Total Operation and maintenance	$1,301,794	$1,290,941	$1,182,376
Less:
O&M expense – Market-Based Operations	278,459	256,634	209,084
O&M expense – Other	69,276	61,139	63,273

Total O&M expense – Regulated	1,092,611	1,095,446	1,036,565
Less: Regulated purchased water expense	99,008	99,834	89,502

Adjusted O&M expense – Regulated (a)	$993,603	$995,612	$947,063

Total Operating Revenues	$2,666,236	$2,555,035	$2,290,446
Less:
Operating revenues – Market-Based	327,815	294,723	238,180
Operations
Operating revenues – Other	(30,470)	(25,344)	(24,297)

Total Operating Revenues – Regulated	2,368,891	2,285,656	2,076,563
Less Regulated purchased water expense*	99,008	99,834	89,502

Adjusted Operating Revenues – Regulated (b)	$2,269,883	$2,185,822	$1,987,061

Regulated O&M efficiency ratio (a)/(b)	43.8%	45.5%	47.7%

*	Calculation assumes purchased water revenues approximate purchased water expense.

Consolidated Balance Sheets, page 89

3.	Tell us the nature and the various component amounts of “other current liabilities” in the consolidated balance sheets. Note that any item in excess of 5% of the total current liabilities should be separately identified on the face of the consolidated balance sheet or in a note thereto in accordance with Rule 5-02.20 of Regulation S-X.

Response:

Other current liabilities are short-term in nature. The balance includes various accrued expenses we expect to satisfy within the next 12 months. The components of these accrued expenses include, but are not limited to, dividends payable (disclosed in Note 9 on page 107) and accrued employee related expenses, including incentive plans, accrued wages, accrued payroll tax withholdings, and accrued severance. Also included are accrued production costs, such as purchased water, accrued power expenses, accrued paving costs, and waste disposal and contract billings in excess of costs incurred primarily in the Company’s market-based segment. Additionally other current liabilities includes customer advances for construction and amounts collected for others that are related to billing and collection services for third parties such as municipalities and local governments in areas in which we provide service.

At December 31, 2011 and 2010, respectively, none of the various items described above individually constituted more than 5% of total current liabilities as disclosed on our balance sheets. At December 31, 2011 the largest of these items was accrued employee related expenses which, in aggregate, constituted approximately 3.6% ($54.0 million) of total current liabilities ($1.489 billion), dividends payable 2.7% ($40.4 million), accrued production costs, in aggregate, 2.1% ($31.1 million), contract billings in excess of costs incurred 1.7% ($25.7 million), customer advances for construction 1.3% ($18.7 million) and amounts collected for others, in aggregate, 0.9% ($13.8 million). At December 31, 2010 the largest of these items was accrued employee related expenses which, in aggregate, constituted approximately 4.6% ($51.3 million) of total current liabilities ($1.106 billion), accrued production costs, in aggregate, 3.0% ($33.1 million), contract billings in excess of costs incurred 1.9% ($20.6 million), customer advances for construction 2.0% ($22.5 million) and amounts collected for others, in aggregate, 1.3% ($14.0 million).

Note 7: Regulatory Assets and Liabilities, page 103

4.	Refer to your disclosure on page 104 where you state, “Other regulatory assets include certain deferred employee benefit costs, deferred treatment facility costs, as well as various regulatory balancing accounts.” Explain to us and disclose the nature of each item and why you believe such items are recoverable under GAAP. Lastly, provide to us an example of a “balancing account” and explain to us why it is being used.

Response:

We believe that the items referenced in the disclosure on page 104, which are described below, will be recoverable in accordance with ASC 980-340-25-1, which states that an entity should capitalize all or part of an incurred cost that would otherwise be charged to expense if (1) it is probable (as defined in ASC 450) that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for rate-making purposes and (2) based on available evidence, the future revenue will be provided to permit recovery of the previously incurred cost rather than to provide for expected levels of similar future costs. We believe that future recovery of these previously incurred costs through rates is probable, as defined in ASC 450 as the future event or events are likely to occur, either because recovery of the specific cost has been authorized by the applicable Public Utility Commission (“PUC”) or based on our judgment and experience within the states in which we operate.

Included in other regulatory assets are deferred employee benefit costs, which are primarily vacation costs. These deferrals typically increase at the beginning of the year as new entitlements are accrued, with an offsetting deferral increasing the regulatory asset. As the year progresses, vacation usage reduces the accrual and the corresponding regulatory asset. These costs are recoverable under GAAP as vacation costs are a normal component of labor costs, and we receive recovery of labor costs incurred in the states in which we operate. Deferred treatment facility costs represent recoverable costs incurred related to the upgrade and expansion of a facility operated by our former Arizona subsidiary. The costs and related amortization were included in discontinued operations and were disposed in 2012. In future filings the Company will omit this item from the disclosure, unless similar costs are deferred by the Company’s continuing operations.

Regulatory balancing accounts occur where the PUC allows a specified level of operating costs associated with the annual revenue requirement in rate-making. Generally there is a variance between the actual costs incurred and the cost levels permitted in rates. In these instances, per a specific PUC ruling relative to our regulated subsidiary, the subsidiary will defer the cost variance as a regulatory item, either an asset or liability, depending on whether the actual costs exceeded (asset) or were less than (liability) the level of costs included in rates. There are various types of costs where our regulated subsidiaries use balancing accounts, some examples include, purchased water expense, power costs, property tax expenses, and various other operating costs.

In the Regulatory Assets and Liabilities note, we will expand our disclosure in future filings to state that the other regulatory assets are deferred because the amounts are being recovered in rates or are probable of recovery through rates in future periods.

Note 15: Employee Benefits, page 119

5.	Please explain to us how you calculate your market-related value of plan assets. The market-related value of plan assets is either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. Different ways of calculating market-related value may be used for different classes of assets (for example, an employer might use fair value for bonds and a five-year-moving-average value for equities), but the manner of determining market-related value is required to be applied consistently from year-to-year for each asset class. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, it should also be disclosed as an accounting policy. Refer to the Master Glossary of the FASB ASC.

Response:

We consistently use fair value for all classes of assets in our calculation of market-related value of plan assets by applying the fair value of the asset classes at the balance sheet date times the projected market returns for that asset class. In addition to our current disclosure of “fair value of plan assets” in the change in plan assets disclosure table (page 123 in the 2011 Form 10-K), we will disclose the method as an accounting policy in future Form 10-K filings.

As requested by the staff, American Water Works Company, Inc. (“American Water”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2011:

American Water is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

American Water may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or otherwise wish to address these matters further, please contact Thomas Wyatt, our Securities Counsel, at (856) 309-4589, or me, at (856) 346-5955.

Sincerely,

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ KELLYE L. WALKER
Kellye L. Walker
Chief Administrative Officer, General Counsel and Secretary